STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the "Agreement" or "Stock Purchase Agreement") states the terms and conditions that govern the contractual agreement between Garland E. Harris having their principal residence located at 1011 Adams St., West Palm Beach, FL 33407 (the "Purchaser"), and Andrew T. Fellner located at 6965 El Camino Real, No. 487, Carlsbad, CA 92009 (the "Seller") who agrees to be bound by this Agreement.

WHEREAS, the shareholder list dated September 30, 2015 shows that the Seller owns 20,745,000 Shares of Common stock and Board Resolutions dated October of 2015 show that the Seller owns 2,145,000 Shares of Preferred Stock in Strategic Global Investments, Inc., a Delaware corporation (the "Company); and

WHEREAS, the Seller desires to sell the stock, as described below, to the Purchaser and the Purchaser agrees to purchase the stock, as described below, from the Seller subject to the terms and conditions herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises made by the parties hereto, the Purchaser and the Seller (individually, each a "Party" and collectively, the "Parties") covenant and agree as follows.

1. PURCHASE AND SALE. Subject to the terms and conditions of this Stock Purchase Agreement, the Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, 20,745,000 Common and 2,145,000 Preferred shares of Company stock (the "Shares").

2. CONSIDERATION. The Seller shall convey the Shares to the Purchaser for One Dollar ($1.00).

3. EXECUTION AND DELIVERY. Upon the execution and delivery of this Agreement, the Seller shall then deliver to the Purchaser any available documentation the Company reasonably requires and that the Seller possesses to process the transfer of the Shares to the Purchaser. The Shares shall be considered delivered to the Purchaser as of the date of this Agreement.

4. SELLER'S REPRESENTATIONS. The Seller represents, warrants, and agrees to and with the Purchaser as follows as of the date of execution of this Agreement.

   1. The Company is a corporation duly formed and organized under the laws of Delaware;

   2. The Company is under the laws of Delaware and may require action by the Purchaser to achieve compliance;

5. EXPENSES. Each respective Party will pay all expenses and fees of their or its legal counsel, accountants, and other agents and advisers incurred pursuant to this Agreement regardless of whether the transactions contemplated in this Agreement are consummated.

6. NO MODIFICATION UNLESS IN WRITING. No modification of this Agreement shall be valid unless in writing and agreed upon by both Parties.

7. VENUE. This Stock Purchase Agreement and the interpretation of the terms herein shall be governed by and construed in accordance with the laws of the State of Delaware. The Parties irrevocably submit to the exclusive jurisdiction of the federal and state courts located in Palm Beach County, Florida.

IN WITNESS WHEREOF, each of the Parties has executed this Stock Purchase Agreement electronically or in person, both Parties by its duly authorized officer, as of the day and year set forth below.

Gatland E. Harris ________________ 5/15/2017

Andrew T. Fellner ________________ 5/15/2017